UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: May 30, 2014

Commission file number: 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of Registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-196098 AND 333-196098-01) ORIGINALLY FILED WITH THE SEC ON MAY 20, 2014

Exhibits.

Exhibit Number	Description

1.1	Underwriting Agreement, dated May 22, 2014, among Teekay Offshore Partners L.P., Teekay Offshore Finance Corp., Teekay Offshore GP L.L.C. and Sterne, Agee & Leach, Inc. and DNB Markets, Inc., as representatives of the underwriters named therein

4.1	Indenture, dated as of May 30, 2014, among Teekay Offshore Partners L.P., Teekay Offshore Finance Corp. and The Bank of New York Mellon, as trustee

4.2	First Supplemental Indenture, dated as of May 30, 2014, among Teekay Offshore Partners L.P., Teekay Offshore Finance Corp. and The Bank of New York Mellon, as trustee

5.1	Opinion of Watson, Farley & Williams LLP, relating to the legality of the securities

23.1	Consent of Watson, Farley & Williams LLP (contained in Exhibit 5.1 hereto)

25.1	Form T-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: May 30, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)